Exhibit 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	For the years ended December 31,
	2015	2014	2013	2012	2011

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$(29,929)	$6,814	$35,318	$(40,050)	$(28,331)
Distributed income of equity investees	1,223	1,164	1,650	1,224	2,600
Amortization of capitalized interest	4,277	3,840	3,557	3,538	3,564
Fixed charges - per below	129,307	138,007	132,146	147,077	140,356
Less:
Capitalized interest	(12,150)	(6,803)	(3,137)	(2,560)	(1,997)

Earnings before fixed charges	$92,728	$143,022	$169,534	$109,229	$116,192

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$116,511	$130,621	$127,585	$142,982	$136,396
Capitalized interest	12,150	6,803	3,137	2,560	1,997
Ground leases and other	646	583	1,424	1,535	1,963

Total Fixed Charges	129,307	138,007	132,146	147,077	140,356

Income allocated to preferred shareholders	6,900	6,900	6,900	10,405	7,992

Total Preferred Distributions	6,900	6,900	6,900	10,405	7,992

Total combined fixed charges and preferred distributions	$136,207	$144,907	$139,046	$157,482	$148,348

Ratio of earnings to combined fixed charges and preferred distributions	(a)	(a)	1.22	(a)	(a)

(a)

Due to the registrant's loss in the period, the coverage ratio was less than 1:1.  The registrant must generate additional earnings of $43,479 for the year ended December 31, 2015, $1,885 for the year ended December 31, 2014, $48,253 for the year ended December 31, 2012 and $32,156 for the year ended December 31, 2011 to achieve a coverage ratio of 1:1.